
07001312

SECU[...]MISSION


PROCESSING
RECEIVED
SEC MAIL
FEB 1 2 2007
SECTION
WASH., D.C.
213

AN[...]ORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-28026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AKAR CAPITAL MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 WEST SUNRISE BOULEVARD, SUITE 102A
(No. and Street)

PLANTATION (City) FLORIDA (State) 33322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR (954) 476-7011
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- *if individual, state last, first and middle name*)

7075 Grenville Road (Address) Tallahassee (City) Florida (State) 3230[...] (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

OATH OR AFFIRMATION

I, EMIL A. AKAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKAR CAPITAL MANAGEMENT, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


NOTARY PUBLIC-STATE OF FLORIDA
Robert Larrick
Commission # DD544084
Expires: APR. 29, 2010
Bonded Thru Atlantic Bonding Co., Inc.



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AKAR CAPITAL MANAGEMENT, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-313!
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.ne

INDEPENDENT AUDITOR'S REPORT

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

I have audited the accompanying balance sheet of **Akar Capital Management, Inc.** as of December 31, 2006 and 2005 and the related statements of income and retained earnings, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Akar Capital Management, Inc.** as of December 31, 2006 and 2005, and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

BRUCE D. SOULE, CPA, P.A.



Certified Public Accountant

February 6, 2007

AKAR CAPITAL MANAGEMENT, INC.

BALANCE SHEET

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 51,340	$ 50,698
Accounts receivable	15,193	25,049
Prepaid expenses	2,650	2,628
Total current assets	69,183	78,375
FURNITURE, EQUIPMENT AND LEASEHOLDS AT COST:		
Furniture, equipment and leaseholds	70,822	53,987
Less accumulated depreciation	55,354	43,912
Net furniture and equipment	15,468	10,075
OTHER ASSET:		
Rent deposit	1,392	1,392
TOTAL	$ 86,043	$ 89,842
LIABILITIES AND STOCKHOLDER EQUITY		
CURRENT LIABILITIES:		
Cash overdraft	$ 1,801	$ 0
Accounts payable and accrued expenses	2,490	2,808
Commissions payable	418	3,033
Payroll taxes payable	1,870	2,243
Total current liabilities	6,579	8,084
STOCKHOLDER EQUITY:		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	20	20
Additional paid-in capital	20,943	20,943
Retained earnings	58,501	60,795
Total stockholder equity	79,464	81,758
TOTAL	$ 86,043	$ 89,842

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commisions	$ 231,311	$ 304,042
Management fee income	88,014	102,148
Other income	4,892	24,364
Total revenue	324,217	430,554
EXPENSES:		
Clearing charges	32,112	43,753
Commissions and wages	92,410	90,671
Data and regulation	12,339	10,665
Rent expense	15,812	25,731
Other expenses	107,920	112,617
Total expenses	260,593	283,437
INCOME BEFORE TAXES	63,624	147,117
PROVISION FOR INCOME TAXES	-0-	-0-
NET INCOME	63,624	147,117
RETAINED EARNINGS - Beginning of year	60,795	71,358
TOTAL	124,419	218,475
LESS DIVIDEND DISTRIBUTIONS	65,918	157,680
RETAINED EARNINGS - End of year	$ 58,501	$ 60,795

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
BALANCE - January 1, 2005	20	$ 20	$ 20 943	$ 71 358
Net income for year				147 117
Dividend distributions				57 680)
BALANCE - December 31, 2005	20	20	20 943	60 795
Net income for year				63 624
Dividend distributions				(65 918)
BALANCE - December 31, 2006	20	$ 20	$ 20 943	$ 58 501

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flow From Operating Activities:		
Net income	$ 63,624	$ 147,117
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	11,442	10,358
(Increase) in accounts receivable	9,856	(1,722)
(Increase) in prepaid expenses	(22)	(458)
Increase (decrease) in accounts payable	1,483	313
Increase (decrease) in commissions payable	(2,615)	2,963
Increase (decrease) in payroll taxes payable	(373)	74
Net cash flow provided by operating activites	83,395	158,645
Cash Flow From Investing Activities:		
Purchase of furniture and equipment	16,835	-0-
Net cash flow provided by (used in) investing activities	(16,835)	-0-
Cash Flow From Financing Activities:		
Dividend distribution to officer shareholder	65,918	157,680
Net cash flow provided by (used in) financing activities	(65,918)	(157,680)
Net Increase (Decrease) In Cash	642	965
Cash At Beginning of Year	50,698	49,733
Cash At End of Year	$ 51,340	$ 50,698

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

SUBORDINATED LIABILITIES AT JANUARY 1, 2005	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2005	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2006	$ -0-

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on June 18, 1982 as Don Charles Investment Group, Inc. On March 27, 1984 the Company changed its name to Charles, Akar & Associates, Inc. On March 8, 2002 the Company changed its name to Akar Capital Management, Inc. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in Southeast Florida and Lebanon. The Company also collects quarterly fees for investment portfolio advice and service.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns commissions on retail stock transactions sold to customers primarily in the South Florida area.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three or ten year period.

CASH EQUIVALENTS – For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2006 and 2005 the net capital ratio was 0.11 to 1 and 0.12 to 1 and net capital was $59,650 and $67,433 which exceeded the minimum net capital requirement by $54,650 and $62,433.

NOTE 4 - CASH

Included in cash is a $50,304 and $50,230, respectively, interest-earning deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company elected to become a Small Business Corporation, effective June 1, 1996. Therefore, since the shareholder pays personal tax on the income of the Company, there is no provision for income taxes in the Company.

NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company rented its office space for $1,057 per month plus the common area maintenance charge under a lease which expired May 31, 2006. The office space was purchased by the officer/shareholder at the expiration of the previous lease and no new lease has been signed. The company paid the common area maintenance charge towards its rent the last seven months of the year.

The office and shareholder maintains management control and a minority ownership interest in an investment limited liability company, Cedar Capital, LLC. Akar Management Group, LLC is the sole manager of Cedar and acts as the investment manager of the Company. Emil A. Akar the managing member of Akar Management Group, LLC is also the sole shareholder of Akar Capital Management, Inc. through whom all security transactions are conducted. In 2006, Akar Capital Management earned $15,032 in management fees. $829 was unpaid at year end.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-313
FAX: (850) 894-3155
TOLL FREE: (800) 957-968(
E-MAIL: bdscpa@prodigy.ne

ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17 a-5

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages ten and eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, P.A.



Certified Public Accountant

February 6, 2007

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2006 AND 2005

		2006		2005
COMPUTATION OF NET CAPITAL				
Total stockholder equity	$	79,464	$	81,758
Deductions and/or charges:				
Nonallowable assets:				
Excess cash deposit over requirement		(304)		(230)
Other assets		(4,042)		(4,020)
Furniture, equipment and leaseholds		(15,468)		(10,075)
NET CAPITAL	$	59,650	$	67,433
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital required (greater of a or b)	$	5,000	$	5,000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$	439	$	539
b. Minimum dollar of net capital required	$	5,000	$	5,000
Excess net capital	$	54,650	$	62,433
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total aggregate indebtedness	$	6,579	$	8,084
Ratio of aggregate indebtedness to net capital		0.11:1		0.12:1

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2006 AND 2005

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2006 and 2005 was $62,267 and $73,547.

	2005	2004
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 62,267	$ 73,547
1. Increase in net capital due to trade date adjustment	158	-0-
2. Net increase in accounts payable	(2,471)	(5,884)
3. Excess cash deposit over requirement	(304)	(230)
Net capital per report	$ 59,650	$ 67 433

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Akar Capital Management, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.

Bruce D Soule, CPA, PA

Certified Public Accountant

February 6, 2007

END